TIKCRO TECHNOLOGIES LTD.

                                    NOTICE OF

                   2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS



Notice is hereby given that the 2009 Annual Meeting of Shareholders (the "Meeting") of Tikcro Technologies Ltd. (the "Company" or "Tikcro") will be held on September 1, 2009 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1) election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2) election of Liat Hadad and Yiftach Atir as external directors for a period of three years;

(3) approval of external director compensation;

(4) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

(5) consideration of our financial statements.

Shareholders of record on August 3, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.


                                         By Order of the Board of Directors,

                                         Izhak Tamir
                                         Chairman of the Board

Dated:  July 28, 2009

                            TIKCRO TECHNOLOGIES LTD.

                                 PROXY STATEMENT

         This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the "Ordinary Shares"), of Tikcro Technologies Ltd. ("Tikcro" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2009 Annual Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual Meeting of Shareholders. The Meeting will be held on September 1, 2009 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

    The agenda of the Meeting will be as follows:

(1) election of Eric Paneth and Izhak Tamir to our Board of Directors;

(2) election of Liat Hadad and Yiftach Atir as external directors for a period of three years;

(3) approval of external director compensation;

(4) reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors; and

(5) consideration of our financial statements.

         We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

         A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

         Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on August 3, 2009 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear, on August 3, 2009, in the records of the Company, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

         On July 15, 2009, 8,555,973 Ordinary Shares were outstanding. Each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

                          OWNERSHIP OF ORDINARY SHARES

         The following table sets forth certain information known to us regarding the beneficial ownership of our Ordinary Shares as of May 31, 2009, by each person who is known to own beneficially more than 5% of the outstanding Ordinary Shares. The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group                                     Amount Owned         Percent of Class(1)

Steven N. Bronson(2)                                               1,198,755            14.0%
Eric Paneth                                                        1,156,602            13.5%
Izhak Tamir                                                        1,061,701            12.4%
Aviv Boim(3)                                                         543,262             6.3%
Eugene Oshinsky and Rosa Oshinsky(4)                                 462,667             5.4%
--------------------


(1) Based on 8,555,973 ordinary shares outstanding on May 31, 2009.

(2) Based on a Schedule 13D/A filed June 15, 2009.

(3) Includes 253,003 restricted shares issued under our 2003 Share Incentive
    Plan.

(4) Based on a Schedule 13G filed on January 6, 2006. The ordinary shares are held directly by RAM Capital Management Trust #01, a Massachusetts trust. Eugene Oshinsky and Rosa Oshinsky, as trustees, are deemed to have beneficial ownership of the ordinary shares.


                         ITEM 1 - ELECTION OF DIRECTORS

         Our directors, other than external directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect Eric Paneth and Izhak Tamir to our Board of Directors.

         A brief biography of each nominee is set forth below:

         Eric Paneth has served as our Chief Executive Officer since November 2008 and as one of our Directors since January 2000. Mr. Paneth has also served as Chief Executive Officer of Orckit Communications Ltd. since it was co-founded by him and by Mr. Tamir in 1990 and as the Chairman of the Board of Directors of Orckit Communications Ltd. from 1990 to July 2008. From 1975 until 1983, Mr. Paneth was a senior engineer in the Israeli Government, and from 1985 to 1990, he was a technical department head in the Israeli Government. From 1983 until 1985, he was employed by Linkabit Inc. in San Diego, California. Mr. Paneth holds an advanced engineering degree from the Technion.

         Izhak Tamir has served as Chairman of our Board of Directors since January 2000 and as our Chief Executive Officer from August 2003 to December 2007. He has served as President and a Director of Orckit Communications Ltd. since it was co-founded by him and by Mr. Paneth in 1990 and as Orckit's Chairman of the Board since July 2008. Mr. Tamir has served as Chairman of the Board of Corrigent Systems Ltd., a subsidiary of Orckit since 2001 and as Chief Executive Officer of Corrigent Systems Ltd. since May 2007 and as a Director of Gilat Satellite Networks Ltd. since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was vice president of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli Government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University.

Vote Required

         The election of the directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Eric Paneth be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected.

         RESOLVED, that Izhak Tamir be elected to the Board of Directors of the Company, effective immediately, until the next annual general meeting of the Company and until his respective successor is duly elected."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.



                     ITEM 2 - ELECTION OF EXTERNAL DIRECTORS

         Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual's position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of service of an external director, the Company may not appoint such former external director as a director or employee of the Company or receive professional services from such former external director for compensation.

         Pursuant to the Companies Law, the external directors are required to be elected by the shareholders, for up to two three-year terms, subject to extension in certain limited situations. All of the external directors of a company must be members of its Audit Committee and each other committee of a company's board of directors that is authorized to exercise powers of the board must include at least one external director.

         Yiftach Atir was elected as an external director on September 28, 2006 and his three-year term ends on September 27, 2009. The Company's other external director, Irit Gal, will complete her second three-year term on August 27, 2009.

         Our Audit Committee has recommended the re-election of Yiftach Atir as an external director for a second three-year term and the election of Liat Hadad as an external director for a term of three years, replacing Irit Gal. We have received a declaration from Ms. Hadad confirming that she qualifies as an external director under the Companies Law and as an independent director under the Nasdaq rules. Our Board of Directors has resolved that, if elected at the Meeting, Ms. Hadad will be a member of our Audit Committee.

          A brief biography of each nominee is set forth below:

         Yiftach Atir has been a private consultant since January 2003. He also served as a director of Radware Ltd. and Aran Research and Development (1982) Ltd. From August 2000 to January 2003, Mr. Atir served as the managing director of Koor Corporation Venture Capital. Prior thereto, he served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994. Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces. Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University and an M.A in Hebrew literature from Ben Gurion University.

         Liat Hadad has served as a director of business development at McCann Erickson Digital Israel since May 2009. From 2001 to 2008, Ms. Hadad served as an associate in the Life Sciences Division of Giza Venture Capital. From 1999 to 2001, she was a Business Development and Marketing Manager at Girafa.com Ltd. From 1996 to 1998, she was a System Integrations Project Manager at IBM Israel. Ms. Hadad is also a program coordinator at Tzeva, the coordinator of the ORT project as part of a community involvement program. Ms. Hadad has a B.A. in sociology, anthropology and political science from Tel Aviv University, a B.A. in life sciences from the Open University and an Executive M.B.A. in entrepreneurial studies, marketing and finance from Tel Aviv University.


Vote Required

         Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding voting power in the company.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Yiftach Atir be elected to a second three-year term as external director of the Company, commencing at the end of his present term on September 28, 2009.

         RESOLVED, that Liat Hadad be elected to a three-year term as external director of the Company, effective immediately."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.



               ITEM 3 - APPROVAL OF EXTERNAL DIRECTOR COMPENSATION

         Under the Companies Law, the payment of compensation to directors requires the prior approval of our Audit Committee, Board of Directors and shareholders, and the form and amount of compensation of external directors is governed by regulations promulgated under the Companies Law.

         Subject to their election at the Meeting, the shareholders will be asked to approve the grant to each of Liat Hadad and Yiftach Atir of options to purchase up to 33,333 Ordinary Shares at an exercise price per share equal to the average closing price of our Ordinary Shares as quoted on the Pink Sheets over the three trading days immediately preceding the date of the Meeting. The options will vest over a period of three years, one-third at the end of each year, commencing on the first day of the upcoming term of the option holder. In addition, as required by the applicable regulations, each external director will be paid NIS 22,500 (approximately $5,600) per year and a participation fee of NIS 1,060 (approximately $265), subject to adjustment by the Israeli consumer price index, for attendance at each meeting of the board of directors or committee thereof.

         If this proposal is not approved in the Meeting, our Board of Directors will decide upon an alternative compensation arrangement for our external directors, composed of monetary compensation alone, which will be approved by the Board of Directors pursuant to the regulations promulgated under the Companies Law.

Vote Required

         The payment of the proposed compensation to our external directors requires the approval of our Audit Committee, Board of Directors and shareholders. The shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one-third of the shares of non-controlling shareholders are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the outstanding voting power in the company.

Proposed Resolutions

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that, subject to her or his election at the Meeting, each of Liat Hadad and Yiftach Atir be paid the compensation described in the Proxy Statement relating to the Meeting."

         The Board of Directors recommends a vote FOR approval of the proposed resolution.



                  ITEM 4 - APPOINTMENT OF INDEPENDENT AUDITORS

         At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as our independent auditors until our next Annual Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors. The auditors have no relationship to us or with any of our affiliates, except as auditors. A representative of the auditors is expected to be present at the Meeting to respond to appropriate questions from the shareholders.

Vote Required

         The appointment of our independent auditors requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, be appointed as the independent auditors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected; and

         RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the independent auditors, or to delegate the Audit Committee thereof to do so."

         The Board of Directors recommends a vote FOR approval of the proposed resolutions.



                 ITEM 5 - CONSIDERATION OF FINANCIAL STATEMENTS

         Our audited financial statements for the year ended December 31, 2008 are included in our annual report on Form 20-F which we filed with the Securities and Exchange Commission (SEC) on June 30, 2009. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website athttp://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

         This item will not involve a vote of the shareholders.



                                                   OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.


                                     By Order of the Board of Directors,

                                     Izhak Tamir
                                     Chairman of the Board

Dated:  July 28, 2009